Filed by Envestnet, Inc.
Pursuant to Rule 425 under the
THOMSON REUTERS STREETEVENTS	Securities Act of 1933 and deemed filed
EDITED TRANSCRIPT	pursuant to Rule 14a-2 of the Securities
ENV — Update on Envestnet’s Acquisition of Yodlee	Exchange Act of 1934

EVENT DATE/TIME: SEPTEMBER 24, 2015 / 12:30PM GMT	Subject Company: Yodlee, Inc.
Commission File No.: 001-36639

CORPORATE PARTICIPANTS

Pete D’Arrigo Envestnet, Inc. - CFO

Jud Bergman Envestnet, Inc. - Chairman and CEO

Anil Arora Yodlee, Inc. - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Chris Shutler William Blair & Company - Analyst

Chris Donat Sandler O’Neill & Partners - Analyst

Alex Kramm UBS - Analyst

Patrick O’Shaughnessy Raymond James - Analyst

Pete Lowry JMP Securities - Analyst

Shane Svenpladsen Avondale Partners - Analyst

PRESENTATION

Operator

Good day, everyone. Welcome to the Envestnet conference. As a reminder, today’s conference is being recorded. At this time I would like to turn the conference over to Mr. Pete D’Arrigo, Chief Financial Officer. Please go ahead, sir.

Pete D’Arrigo  — Envestnet, Inc. - CFO

Thank you, operator. Good morning, everyone. With me on today’s call is Jud Bergman, Chairman and Chief Executive Officer of Envestnet; and Anil Arora, the Chairman and Chief Executive Officer of Yodlee. On today’s call we’ll provide an update on our announced acquisition of Yodlee. The presentation and associated Form 8-K can be found at Envestnet.com under the Investor Relations section.

During this conference call we will be discussing certain non-GAAP information including adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share. This information is not calculated in accordance with GAAP and may be calculated differently than other company’s similarly titled non-GAAP information.

We will also be discussing certain forward-looking information. These discussions are not guarantees of future performance and therefore you should not put undue reliance on them. These statements are subject to numerous risks and uncertainties that could cause them to differ materially from what we expect.

This call is being webcast live and will be available for replay for one month on our website. All remarks made during the call are current at the time of the call and will not be updated to reflect subsequent material developments. We will take questions after our prepared remarks. And with that I’ll turn the call over to Jud.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

Thank you, Pete. Good morning. I want to thank everyone for joining us. It has been six weeks since our second-quarter earnings call and announcement of our planned acquisition of Yodlee. Today we want to discuss the size and nature of additional product offerings and addressable markets that the business combination enables in the longer term, and also discuss shorter-term metrics, including expected 2016 fourth quarter run rates for Yodlee’s revenue and EBITDA inclusive of initial synergies.

On our third-quarter earnings call in early November, we expect to provide preliminary 2016 guidance for the combined company. Our prepared remarks will follow the presentation we published this morning. I would like to start by reviewing our core business.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Our core business growth strategy capitalizes on several long-term industry trends that continue to be valid and strong. First, the trend away from commissions and towards fee-based business continues. And yet in 2015 there are still more commission-based assets than there are fee-based assets for high net worth and affluent investors.

Second, the ever increasing adoption of technology on the part of advisors is fueled largely by the productivity gains that accrue to advisors who leverage unified technology. As we’ve indicated we commissioned a study by ITEI that found that advisors who leverage fully unified technology grow their fee-based practices at over 2 times the rate that advisors who don’t. And then there is the move away from captive channels towards independent channels.

Envestnet is empowering these trends and benefiting these trends and we see no sign of these structural trends slowing down. We have a demonstrated history of making sound strategic decisions to create value for our shareholders. And we have demonstrated growth through growing and declining market cycles.

While the longer-term trends remain unchanged cyclical market trends do affect our business in the short run. This year, we have seen a slowdown in our advisor account growth and flows into newly created investment accounts. This is a trend that has affected all firms in the industry and is not unique to our business. And it has, in turn, impacted one of our key metrics, growth in accounts per productive advisor leveraging our system. But the structural growth trend is strong and we see continued strength in the short term and long term for growth in new enterprises, new enterprise conversions and growth in new advisors.

Referring to slide 6, from our inception we have been thoughtful and intentional about our core strategies. Our track record shows that we’ve made the right choices at various inflection points in our history and this has benefited our business, our advisors and our investors.

In 2000, we had the first web-based platform for fee-based advisors. This was before the web was even called a cloud, but had it been called the cloud then we would have been the first cloud-based wealth management platform supporting fee-based advisors. In 2005, we rolled out the first integrated advisor as portfolio manager tools, leading the industry there. In 2007, we made the strategic decision to unbundle our asset management services from the enabling technology that we offered, seeking to gain as many advisor adopters of technology as possible. And that’s a choice that is still playing out beneficially to advisors, our firm and our investors.

In 2012, we acquired Tamarac, and shortly thereafter Tamarac rolled out the first integrated CRM rebalancing and performance reporting software for registered investment advisors who act as portfolio managers. At the time, we paid $54 million in gross purchase price, $48 million in net purchase price, for a business that was generating $9.6 million in revenue. To some, a multiple of over 5 times revenue seemed high. To us, we saw the potential of new channels, cross-sells and new product offerings and we believe that it was a prudent financial transaction and the right strategic decision.

A little over three years later the Tamarac business is generating about $50 million of recurring run rate licensed revenue. And that purchase price seems to be very different at an effective 1 multiple versus what it was just over three years ago.

Slide 7 indicates our view of what the wealth management technology of the future will look like in supporting the advisor of the future. We are building a business to empower the advisor of the future and look to be the leader in wealth management technology and services. The advisor of the future will be able to efficiently onboard and serve a variety of investors, some who don’t meet their minimums today, some who want a deeply digitized experience with an advisor in the middle, able to deliver all the tools and the support that the financial advisor of the future needs, deeply integrating all the mission critical apps for advisors.

We imagined a unified technology that fortifies the wealth management process and a convergence of digital technology in the hands of an expert user delivering better outcomes. Some of you remember, it’s been 20 years since perhaps the greatest chess player of all time, Garry Kasparov, faced off against Deep Blue and a team of programmers. At the time, he beat Deep Blue in 1995. In 1996, Deep Blue and the team of programmers beat Garry Kasparov.

In these 20 years it has not been, as originally heralded, a machine beating human. The best outcomes continue in that world of chess with the best computers, the best programming arming the best chess masters.

Not all advisors will reach master level but technology can help. Even the most basic advisor deliver better outcomes to their end client. And we imagined a world where the participants in a 401(k) plan for a new prospect for an advisor aggregates data, and that aggregated data provides a more holistic picture of the prospects for the clients, for the participant’s financial picture, enabling the advisor to do a better job with financial planning, enabling that advisor to do a better job with investment planning, and speeding and streamlining the onboarding process, delivering better outcomes at every step through that process.

Because data aggregation is so essential, we deemed it mission critical to acquire Yodlee. And I’d like to turn it over to Anil Arora, Yodlee’s CEO, for a description of the core business of Yodlee.

Anil Arora  — Yodlee, Inc. - Chairman and CEO

Thank you, Jud. That’s a powerful vision that resonates strongly with me. I’m personally very excited to be part of the team pursuing this opportunity.

At Yodlee, we’ve also seen dramatic industry transformation over the last decade and how technology is accelerating change. And we have been consistently innovating to capitalize on this opportunity. As a result, today we are the leader in data aggregation as well as digital financial services.

Let me summarize our capabilities and position on one slide, slide 8. Starting with the top left of this visual, Yodlee’s core capability is aggregating data across 14,000 financial institutions, hundreds of thousands of account types, to provide a holistic view of client’s finances. We do this today for tens of millions of users through our 900-plus customers, every transaction, every day.

And the capability we have is very unique because 75%-plus of all of our data is through direct connectivity and pipes that we have built painstakingly over the last 15 years — what we call the Yodlee proprietary network. Once we get all this data we normalize it and we enrich it.

As you move to the middle part of the visual, what we then do is we built a massively scaled cloud-based infrastructure with the highest ability of operational scale and security that no one else has been able to provide, which has enabled us to become the de facto industry standard. This then allows us to deliver industry leading technology solutions, on the right hand side, such as data aggregation, personal financial management, financial wellness, financial applications, wealth applications, data analytics — literally hundreds of different financial applications.

And, finally, what all this has resulted in is a terrific position with our customers. We have 11 of the top 20 financial institutions in North America as well as 6 of the top 10 investment and wealth management firms as current customers — 900 customers in total. The net of all of this is we believe that Yodlee is critical to achieving the vision for the wealth management of the future.

Let me hand it back to Jud so he can share more around the strategic benefits and synergies.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

Thank you, Anil. The transaction fundamentally bolsters all our current strategies for growth. Slide 9 identifies the primary strategic benefits that we expect will accrue to Envestnet as a result of this business combination.

Number one, as I’ve mentioned, we believe data aggregation is becoming mission critical in that it enhances the wealth advisor’s practice, enables them to go deeper into the relationships and serve them better, more completely. It enhances our platform and it accelerates our key drivers of growth.

We believe that it will help us win more new enterprises. We believe that it will help us speed the adoption of advisors. We believe it will help advisors enhance the growth of their accounts per year. And we believe that the product offering will offer significant revenue cross sell.

The revenue cross-sell opportunity is something that I’d like to go a little bit more deeply into. Slide 12 identifies four initial cross-sell opportunities that we think are significant — the current aggregation product of Yodlee offered to advisors in the Envestnet ecosystem, Envestnet’s wealth management and performance reporting solutions offered to a subset of Yodlee’s current clients, data analytics and research, and expanding on the international opportunities that Yodlee has already begun.

We see in the aggregation services sold to advisors who are currently leveraging the Envestnet platform to have a total addressable market of about $450 million per year. That’s 300,000 North American advisors at around $1,500 per year per advisor for bundled data aggregation, personal financial management, and basic financial planning software.

For the Envestnet/Yodlee opportunity, our 42,000 advisors we reasonably expect to grow to 70,000 by 2020. And if every one of those advisors were to adopt that’s a $100 million opportunity for Envestnet. By 2020 we believe that 30% of those advisors are an achievable potential penetration. If we were to achieve that potential penetration, that’s $30 million of incremental revenue over and above where Yodlee’s core business is going to grow.

Envestnet solutions to Yodlee Enterprise clients — this is primarily performance analytics, custodial data and the reconciliation services that we are able to provide to create greater integrity in the replicated and aggregated data. We think that there is an opportunity for upsell of this services to the existing Yodlee client base. And we think that the potential penetration is around 10% of a $360 million per year Envestnet/Yodlee opportunity.

Data analytics and research is a huge opportunity. This is selling research and deep data analytics to investment managers and registered investment advisors who act as portfolio manager who are already in the ecosystem of the Envestnet platform, the Envestnet wealth management network.

We expect that even a potential penetration we believe is achievable of 25% could generate $87 million to $90 million a year in additional revenue by 2020. And we believe the international opportunities are strong, as well. Potential penetration of just 10% would generate $50 million of recurring revenue.

This potential opportunity of $200 million of recurring revenue is not what drove our analysis. For us to generate the required return on our capital, we expect that $55 million to $60 million of this $200 million — very moderate in terms of our expectations of achieving our achievable potential — is what we need to generate a positive net present value on this investment to create shareholder benefits in excess of the 25% rate of return that we expect is our hurdle rate for strategic acquisitions.

Anil Arora  — Yodlee, Inc. - Chairman and CEO

Jud, if I may add some color to a couple of the cross-sell drivers you highlighted, what’s striking is many of Yodlee’s key customers and prospects are asking for extending Yodlee services with Envestnet capabilities. For example, extending data aggregation to include custodial data, adding reconciliation to the enrichment of the data we do, extending our applications to include performance reporting, and so on and so forth.

The other opportunity worth highlighting is our international business today. Yodlee has a terrific and growing international business. We are in 15 different countries. International revenues account for 15% of our overall revenues.

And we are powering some of the biggest financial institutions, investment and wealth management entities in Canada, the United Kingdom, Australia, South Africa, India, and so on. And many of these customers have reached out to us and have expressed an interest in extending some of Envestnet’s capabilities. Back to you, Jud.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

Turning to slide 13 in the published presentation, I mentioned that in 2007, the unbundled — the assets under management services from our enabling technology. But unbundling the technology we reached new markets, new channels, new advisors. It’s a strategic decision that we are still benefiting from and we expect to continue to benefit from that decision for years to come.

The decision to acquire Yodlee is opening up another new world of opportunities and that’s all about data. I mentioned one of the sources of data monetization that we expect to see in the coming years. But, frankly, we believe that there are going to be opportunities that are afforded by this trove of data that we can’t even imagine today. We expect that this will add an important accelerator of growth to the combined business that will deliver opportunities and benefits to shareholders for many years to come.

In leveraging the power of data analytics, Yodlee is further along in this new frontier than Envestnet is. So, I’d like to hand it back again to Anil to just describe how we see this opportunity.

Anil Arora  — Yodlee, Inc. - Chairman and CEO

Thanks, Jud. There is no question in my mind that data analytics is a key part of the future of financial technology. And as we’ve seen financial products as well as technology becoming commoditized. And data insights and data analytics is where value will be created in the future.

Today Yodlee has a very unique and scaled data set. We have 20 million-plus users, 100 billion-plus transactions, trillions in balances. And what we have done is built a robust set of capabilities, infrastructure, resources, skills, and solutions around investment research, marketing research, retail trends. Think is the fastest growing part of our business, as we have shared with you previously. The combination of Yodlee’s data assets with Envestnet’s data assets creates a tremendous potential to create even further value, particularly with investment and wealth management data solutions and insights.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

Thank you. And then, finally, but also very importantly, we believe that the transaction was structured to be highly likely to create financial benefit and value accretion for our shareholders. First of all, Yodlee’s core business is very attractive, growing at over 20% per year in terms of top line. We believe that Yodlee’s core business is at an inflection point moving from scale to super scale, and will experience expanding margin as a result of that inflection point. So, we like the core offering, see it as mission critical, but we also like the profile of the core business.

We expect that core business to add at least 100 basis points to Envestnet’s 2016 revenue and adjusted EBITDA growth rates. We expect adjusted EPS to be accretive in 2017 and beyond. We expect adjusted EBITDA to be accretive in 2016. The business revenue model is highly visible and recurring subscription revenue.

I mentioned the operating leverage we expect that they will be able to deliver. And we expect to continue to expand the profitability of Yodlee’s business as we go forward. And Pete will describe to you in a moment how the forward multiple of revenue and forward multiple of cash flow we believe is very attractive. Pete?

Pete D’Arrigo  — Envestnet, Inc. - CFO

Thank you, Jud. Slide 16, we have some details on the transaction which I won’t go through all of it but I did want to highlight the impact that the Envestnet share price has had on the overall valuation of the transaction.

At the time of the announcement, the purchase price was $18.88 per Yodlee share, reflecting a gross value of approximately $660 million. Yodlee has approximately $70 million in free cash and cash equivalents and tax attributes which we value at around $60 million. Net of these financial assets, the enterprise value at the time of the announcement was approximately $530 million. With the value of Envestnet’s stock below the negotiated collar the gross value is currently approximately $600 million, with an Enterprise value of approximately $470 million net of the cash and tax benefits.

Since the announcement we have undertaken to accelerate the planning process for 2016 for Yodlee. And on slide 17 we are providing run rate estimates for Yodlee’s revenue and EBITDA for the end of 2016. To be clear, these are not estimates for 2016 calendar year performance. They are forward estimates of the run rate we expect as we exit 2016.

We expect a forward range for run rate revenue at the end of 2016 to be $153 million to $157 million and run rate EBITDA to be in the range of $26 million to $28 million. Based on the mid points of these ranges, the enterprise value based on the current transaction value and the value at announcement are in the range of 3 to 3.4 times revenue and 17.4 to 19.6 times EBITDA. These multiples compare very well with the forward multiples of other comparable SaaS companies.

To summarize the financial benefits and reiterate some of the points that Jud and Anil have mentioned, Yodlee has very strong recurring core growth. We expect the transaction to be accretive to adjusted EPS in 2017 and beyond, and accretive to adjusted EBITDA in 2016. Growth will be accelerated by the potential for $200 million of revenue synergies when combined with Envestnet, which exceeds our return requirements. And, finally, an attractive forward multiple of 2016 exit run rates of revenue and EBITDA for the Yodlee business based on current valuations.

One last point, that we will be providing preliminary 2016 guidance for the combined company on our third-quarter, call which will be in early November. So I’ll turn it back to Jud.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

Thank you, Pete. Now, to wrap up before we take questions. We believe that this business combination meets the mission critical industry needs that an end-to-end unified wealth management technology must have. Yodlee’s core technology is extremely scalable. Their franchise provides significant cross-sell revenue synergies.

The combination broadens the base of accounts and data. It’s a trove of a value for advisors and investment managers for years to come. They are a one and only in this space, demonstrated market leader. And this business combination positions us, we believe, ideally to be the leading provider of unified wealth management technology and services for years to come.

So with that, our prepared remarks are concluded and we will open up the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

We will take a first question from Chris Shutler from William Blair.

Chris Shutler  — William Blair & Company - Analyst

Hi, guys, good morning. First, Jud, regarding the plan to sell financial planning software and account aggregation, first, I just want to confirm that you mainly see the opportunity there as selling to advisors that are not using financial planning software today or as opposed to displacing other financial software firms.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

I’m sorry? I don’t understand your question, Chris. Say that again.

Chris Shutler  — William Blair & Company - Analyst

Is your plan more to sell financial planning software — so, Finance Logic plus Yodlee — to advisors that are not using that type of software today or is it more to displace the incumbents in that market?

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

In our market today, the majority of advisors do not use data aggregation and financial planning software. We are deeply integrated with eMoney and we expect to integrate deeply with MoneyGuidePro, as well, our businesses to provide choice to advisors and to unify that experience. But our plan is to sell a variety of packages where data aggregation is combined with, at the very basic level, personal financial management software and then, grades, retirement software, retirement plus education and life event software, or full trust and estate and tax planning capabilities.

That’s why there’s a range of expected outcomes for monetizing this cross-sell from $500 per year per advisor, which is just basic data aggregation, to as high as $2,500 per year per advisor for everything. So, we’re expecting to have this be primarily a greenfield opportunity. We expect that there will be growing adoption of data aggregation plus financial planning. And if that financial planning can be something that is Envestnet owned, great. If it’s something that is another leading provider of financial planning software, that’s great, as well.

Chris Shutler  — William Blair & Company - Analyst

Okay, thanks. And then on the data analytics and research component of the cross sell opportunity, if you could just walk us through how you came up with the $200,000 per money manager and the 25% penetration rate. Obviously this is maybe the biggest opportunity, just based on the numbers that you provided, but I feel like investors probably need a little bit better feel for how you came up with those numbers. Maybe a couple examples of how it’s working today would help. Thanks.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

We found anchors at the low end and anchors at the high end. Today, Yodlee is successfully selling data analytics packages to large asset managers, in some cases for over $1 million a year per investment manager. So, that’s one anchor plate in terms of monetizable value.

We expect that that’s probably going to come down at the very high end. So, as we looked at that it was more an $800,000 outside limit in terms of the annualized revenue potential. And what we’re already doing on the Envestnet side, more to the distribution side of asset managers, is we are generating $50,000 to $60,000 for packages of data around advisor behavior.

So, today a very limited offering on advisor behavior has been validated in the marketplace at that $50,000 to $60,000 at the low end. Yodlee has validated price points at over $1 million at the high end. So, depending on whether it’s a $2 million RIA or a $70 billion asset manager or even more, we expected, looking at a share of the spend, that $200,000 per investment manager is a very reasonable potential opportunity. And we expect, based on some very limited canvassing, that there will be strong demand for this. It will build over time.

So, the potential opportunity, as we identified, it’s not going to be 100% of investment managers, it’s not going to be 50%, but we expect that over time an achievable potential opportunity of 25% is achievable. Again, what we identified is that, while we looked at the potential of these different cross-sell opportunities, in order to make this thing make sense financially, it’s a fraction of that potential. I hope I made that clear, Chris.

Anil Arora  — Yodlee, Inc. - Chairman and CEO

And, Chris, what I would add is that we’ve had some experience around this, as Jud referenced. We’ve been selling data analytics solutions now for about three years. We don’t break that component of our business out but what we have shared is, at the time of our IPO back in October of 2014, it had already scaled to over 10% of our business, and since then has been the fastest growing driver of our top line. I think we’ve been surprised as to the demand and how fast the data analytics business has scaled.

Chris Shutler  — William Blair & Company - Analyst

All right, thanks. Maybe just sneak one more quick one in, guys. The fourth-quarter run rate for Yodlee that you provided, the revenue and EBITDA, can you just talk about how much of that is Yodlee’s core business versus synergy? Thanks a lot.

Pete D’Arrigo  — Envestnet, Inc. - CFO

We haven’t broken that out. The synergy assumptions in there are fairly moderate, particularly on the cost side. We do estimate that the run rate on cost synergies will be around $2 million. We’re thinking that it’s possible we’d do better than that but we’re not assuming that it’s going to be that significant.

Again, this is more about investing in the growth and reinvesting in the growth of these existing and new opportunities. Again, I think all we’re saying now — Anil, if you’d like to elaborate — but, again, we’re pretty modest in terms of the revenue assumptions there.

Chris Shutler  — William Blair & Company - Analyst

All right, thank you.

Operator

We’ll take our next question from Chris Donat from Sandler O’Neill.

Chris Donat  — Sandler O’Neill & Partners - Analyst

Hi, good morning. Thanks for taking my question. I wanted to ask another one on the data analytics side as I’m trying to get my head around it. Who should I think of as your competitors in that space, Anil? Is it like First Data and SpendTrend data or is it something like SiM Funds or Morningstar? Is there anyone else you would point me to as competing in that data analytics and selling into asset managers and other end markets you’re targeting?

Anil Arora  — Yodlee, Inc. - Chairman and CEO

Yes, I think that I’ll respond to your question in two ways. The first is, the data that we have today is very unique and very scaled in terms of providing holistic 360 transaction level view of tens of millions of customers and what they’re doing in terms of their spending, their investments, their wealth. I think we’ve created a very unique set of solutions. And much of the opportunity, if not all, is greenfield with us today. We have rarely run into competitive products with the experience we have today.

I think the second part of the answer is that when you combine our data set and capabilities with Envestnet’s data set and capabilities, all of a sudden you come up with an even more interesting set of data analytics solutions which, for proprietary reasons, we won’t get into the specifics of. But as Jud mentioned, we’ve been socializing some of these with prospects and customers and I think that there’s very significant potential for them.

Chris Donat  — Sandler O’Neill & Partners - Analyst

Okay. And then just thinking about the international — and, Anil, I guess this is really for you — you’ve had the success of getting to 15% of your revenues at Yodlee from international — I guess 15 countries. What I’m trying to figure out is how different non-US markets are. I’m sitting here with a US bias and I think of the banks, the

US consumers often have multiple relationships with multiple financial institutions. My perception is that in a lot of overseas markets that’s not the same. But can you talk about how your sales process has either been different or similar when you go on the road outside the United States?

Anil Arora  — Yodlee, Inc. - Chairman and CEO

Yes, that’s a great question. I would have anticipated, much like you, ten years ago that they were going to be structural differences between the countries and between our products and how we deploy them. But what we have found instead over the last decade or so is that it is remarkably similar. And as a result, we’ve been able to rollout essentially the same products and services that we have in North America now into all these other countries. And it’s, again, like data analytics, one of the fastest growing aspects of our business, without a whole lot of investment.

What we found in our benchmarking is large, well-established technology companies derive up to 50% of the revenues internationally. Some of the newer aged tech companies, like salesforce, are up to 30%. And we’ve been able to scale up to 15% very quickly with a very limited amount of people and resources.

If you look at the products that we have today, again we’ve already, as I mentioned earlier, we have had prospects and customers approach us internationally, right now, from multiple countries and say we are either live with your products or we’re considering your products and we would love to be able to also capitalize on Envestnet’s products and platforms and solutions. So, I think those are very real and significant opportunity. Jud, you may want to add on to that, as well.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

This is an important element of future growth that we really just draft in behind the progress Yodlee’s already made. We have a multi-currency capability with our core portfolio accounting engine. It’s deployed now in Canada. And we also have a couple of Israeli firms that have made use of our wealth management technology.

What’s most interesting to us is the UK, Australia, and Singapore, English-speaking nations that could benefit from the core multi-currency capability that our engine provides. Does not provide any language barriers for the software and all the renderings of the wealth management. And we expect that there will be some fairly near-term adoption of some of our existing offerings, primarily performance measurement, performance analytics, and some of the front-end analytic tools that we will be able to enter these markets faster than we would on our own. The dynamics of the UK, particularly since the regulatory changes around disclosure of fiduciary or advice standards versus brokerage or commission-based standards, makes it a potentially very ripe opportunity for us, and a lot more similarities than differences on the wealth management side, Chris.

Chris Donat  — Sandler O’Neill & Partners - Analyst

Okay. And just lastly on international opportunities — I’ll try, I’m not sure if you’ll answer — but should I think about that, whatever, the 2020 penetration potential at $50 million, is that mostly on the data analytics and research side with the minority coming on in the advisor? Or would you give some sort of sense of —?

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

We expect that will look very much like our current business, combined, which would be data aggregation, personal financial management, simple financial planning software combined with wealth management solutions, front end, middle office and back office.

Chris Donat  — Sandler O’Neill & Partners - Analyst

Okay, got it. Thanks very much.

Operator

We’ll go now to Alex Kramm from UBS.

Alex Kramm  — UBS - Analyst

Hey, good morning, everyone. Just coming back to some of the things we’ve already talked about, the first opportunity, cross-selling to your advisor base, wondering — and, by the way, I appreciate the color in terms of $500 on the low end and $2,500 on the high end based on the advisor. But can you put those numbers in context with the overall spend of the advisors today and how you see it, advisors are going to see the use case of spending that extra money and really getting some value out of it? And maybe you can tie this in with any color you’ve gotten from existing advisors that you’ve talked to now since you’ve announced this and how exciting those guys are.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

Today, without offering this capability, the Envestnet platform generates, if you just take the number of users divided by the revenue associated with the assets under management and administration, the non-license portion, it’s around $11,000 per advisor per year for existing services. So, one context is $1,500 per year per advisor on top of $11,000 per year per advisor, it’s around a 15% increase in spend. That’s one way of looking at it.

Why would they do this? It’s all about growth in practices. It’s all about productivity gains. If you’re an advisor that’s not using unified technology, and you’re an advisor that is not using data aggregation with financial planning software, and your practice now, if it’s like every other advisor, has slowed to 1% to 2% in account growth year over year — now, again, we’ve mentioned the cyclical challenges right now, so let’s normalize for the cyclical challenges and the slowdown that’s been industry wide — for the last six years that average advisor has grown accounts — not assets, accounts — at between 4% and 5% per year.

How valuable is it to an advisor to grow their practices at 2 times that rate? How valuable is it for an advisor to grow their practice at 2.5 times that rate? That’s the investment decision that advisors are facing. And usually it’s helped because it’s financed in part by the home office, the enterprise that employs these advisors, that wants to see growth in fee-based accounts over commissions and wants to see accelerated growth for wealth management solutions.

So, we think $1,500 per year is — we didn’t come up with that, that’s what is being paid in the marketplace today. And the opportunity is for an upsell, a cross-sell, as we believe in the not too distant future the majority of advisors, and all of the fast growing advisors, will incorporate some level of data aggregation and financial planning into their practice.

Alex Kramm  — UBS - Analyst

That’s fair. Just asking it differently, and I don’t know if you want to add anything, if I’m an advisor and I face a decision of spending some more money, and my spend could go up 15%, I’m competing with other areas that I could spend on that. You need to make the case that this is going to enhance that growth versus other spending I could do. Again, not sure if you want to add anything but that’s just the question I’m grappling with.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

I think the case of productivity of growth 2 times what the advisor that doesn’t is a pretty compelling return on invested capital for the advisor. I guess that didn’t register in terms of the rationale.

Alex Kramm  — UBS - Analyst

No, that’s fair, thank you. And then, just secondly, I think on the last call you hosted around the acquisition there was some questions around maybe channel conflict, maybe some of Yodlee’s existing partners wondering how Envestnet as an owner could change things. Any update there? Now I think the top 3 customers of Yodlee are something like 25% of revenue, so just wondering if there’s any concerns or if you see any feedback on that end.

Anil Arora  — Yodlee, Inc. - Chairman and CEO

This is Anil. I think we mentioned on one of the calls that what really struck us is the overwhelming majority of our customers have come back to us with very positive feedback around this idea because they know that it enhances what we do around wealth management and with financial institutions. We haven’t heard back from 100% of our customers, but what I can tell you is in the six weeks since the announcement the overwhelming feedback has been very positive.

Alex Kramm  — UBS - Analyst

Okay. And just to sneak one quick one in, too, a numbers question, I don’t know if you ever disclosed it but for next year in terms of dilution I think like 3%, 5% on an EPS basis. Is that a fair number to use or where are you coming out, Pete?

Pete D’Arrigo  — Envestnet, Inc. - CFO

Originally we had estimated around 5% and we still think that’s probably the range.

Alex Kramm  — UBS - Analyst

Very good, thank you.

Operator

We’ll take our next question from Patrick O’Shaughnessy from Raymond James.

Patrick O’Shaughnessy  — Raymond James - Analyst

Hi, good morning, guys. A question about Yodlee’s competitive advantage — how durable is that competitive advantage relative to some of the other aggregators that are out there? And as a function of that, how big of a head start does this give Envestnet on some of the other competitors in the investment space?

Anil Arora  — Yodlee, Inc. - Chairman and CEO

I’ll take the first part of that question, Patrick. From a competitive perspective, I think there are multiple dimensions of what creates advantage in the marketplace. First is obviously this ability to gather data to direct connectivity.

The second is scale. One of the things we have seen over a 15-year time frame is there have been many small competitors who have come in but none of them, not a single one of them, has been able to scale. Scaling this kind of data gathering, and doing it with quality and security, is very, very difficult, as the last 15 years have proven. So, so scaling operationally is huge.

Security is huge. We have gone through, in addition to regulatory audits, audits with most of our larger enterprise customers, and as a result have done hundreds of audits and been asked to implement best practices across the years. In addition to that, we’ve got 72 issued patents, as well. So, when you take the combination of technology, operational scale, security, IP, your customer list, together you form a pretty formidable set of benefits for your customers.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

And I’ll just say in terms of the head start we believe it’s a head start. That head starts don’t last very long in a rapidly evolving wealth management technology space. We’re looking to build on our leadership position, to extend it, and to enhance our reputation of delivering unified solutions that fortify the wealth management process, strengthen the advisor experience.

I will say that I notice that there’s more in the queue. We are going to have a hard stop at 8:27 because we want this to conclude by the time the market opens. We will continue to answer until that time. I think we’ve got about five minutes or so.

Patrick O’Shaughnessy  — Raymond James - Analyst

All right, thank you very much.

Operator

We’ll go now to Pete Lowry from JMP Securities.

Pete Lowry  — JMP Securities - Analyst

Hi, great thanks. How do you think this digital wealth management space plays out between the leading robo advisors like WealthFront, the big banks and brokerages, independent RIAs and Envestnet?

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

The picture on slide 7 is how we see it’s going to play out. We believe that, in the blue is the applications that are advisor-facing, that they need to run their business. In the green are the functions and features that are then extendible, renderable out to the end investor.

The advisor is going to be in the middle of this. They are the expert user of the technology and that renders the technology either in traditional ways, paper based, face to face, with their traditional client base. That’s the gray-haired individual in the middle. Or it’s rendered over a fully mobile technology. Or it’s rendered via a chat over a desktop computer.

We see that there’s a convergence between traditional advice and between digital advice. We’ve published a paper called Capital Sigma, the Advisor Advantage. And the advisor advantage over a digital solution or an unmanaged solution can be as much as 300 basis points per year. That’s tremendous alpha for the end investor.

I think we can thank robo advisors for setting a market price for commoditized advice. Commoditized advice is basic asset class selection, basic portfolio construction, low-cost passive investments. But there is very little by way of systematic tax alpha because primarily the vehicle is ETF or fund-driven, and tax alpha is something that’s generated when the end investor owns the basis in the underlying securities.

We expect that financial planning and coaching together will play an increasingly important role. And that’s where the expert user, the expert operator, the financial expert, aided by technology, gains a real benefit. So, we see that there’s a — it’s why I mentioned the Garry Kasparov and Deep Blue experience because that’s been playing out for 20-some years, and the best outcomes still are in the hands of expert users aided by technology.

We think that we’re entering a golden age for advisors who embrace technology. We believe that a number of the so-called robo advisors have already been sold and I think that that will continue. A number of firms have acquired them because they are going to integrate that as part of their overall offering and we think that this may even accelerate it. I don’t know if that’s what you had in mind in terms of an answer, Peter, or not, but we see that this is rapidly evolving, rapidly transforming, and the outcomes are better for advisors and their end clients.

Pete Lowry  — JMP Securities - Analyst

That’s great, thank you.

Operator

We’ll now take a question from Shane Svenpladsen from Avondale Partners.

Shane Svenpladsen  — Avondale Partners - Analyst

Good morning. Just a couple quick ones. With respect to Yodlee’s top three clients, are there any key renewal dates coming up we should be aware of?

Anil Arora  — Yodlee, Inc. - Chairman and CEO

No. I think we mentioned this on the last call or maybe during our earnings call. I apologize, I don’t recall specifically. Part of what we did, Shane, was that prior to our IPO in October we took the majority of our major customers and made sure that we early renewed them. That didn’t cover 100% of all our key customers but as part of our IPO road show we discussed the notion where we have renewed the vast majority of our major customers.

Shane Svenpladsen  — Avondale Partners - Analyst

Okay, that’s fair. And then just quickly, free cash flow run rate, can we expect that to be the same range as the adjusted EBITDA run rate or how should we think about that?

Pete D’Arrigo  — Envestnet, Inc. - CFO

There will be, again, free cash flow, if you’re talking about taxes, we do expect that there will be some limitations on the utilization of the tax attributes, and there is some CapEx that will be required across that. But, again, we don’t expect anything outside of what the historical run rates have been on those items.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

And we manage our businesses to try to optimize post-tax free cash flow. And we expect that a high yield of the EBITDA will translate to post-tax free cash flow.

Shane Svenpladsen  — Avondale Partners - Analyst

Okay, thank you.

Jud Bergman  — Envestnet, Inc. - Chairman and CEO

I think that it’s time for us to close. I want to thank you. I know there’s a couple still in queue but we need to wrap this up by 8:27. Thank you very much for your questions.

Sorry to Hugh and to Jeff. I hope that we’ll have the opportunity to talk today. I think we do. And we look forward to talking with you again in early November. Thank you.

Operator

And ladies and gentlemen, this does conclude today’s conference, and we do thank you for your participation.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2015 Thomson Reuters. All Rights Reserved.

Cautionary Statement Regarding Forward-Looking Statements

The forward-looking statements made in this presentation concerning Envestnet, Inc. (the “Company”), the acquisition of Yodlee, Inc., potential post-acquisition performance or otherwise are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the benefits of the proposed acquisition, including future financial results; Envestnet’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts.  These statements involve risks and uncertainties and the Company’s actual results could differ materially from the results expressed or implied by such forward-looking statements. Furthermore, reported results should not be considered as an indication of future performance.

Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the acquisition due to the failure of Yodlee’s stockholders to approve the acquisition; the failure to satisfy other conditions to completion of the transaction; the failure of the proposed acquisition to close for any other reason; the possibility that any of the anticipated benefits of the proposed acquisition will not be realized; the challenges of retaining key employees; the effect of the announcement of the acquisition on Yodlee’s business relationships, operating results and business generally; the possibility that the anticipated benefits of the acquisition (including potential cross-selling opportunities) will not be realized, or will not be realized within the expected time period; the possibility that the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities.

Additional potential risks, uncertainties and other factors that could cause Envestnet’s actual results to differ from those expressed by the forward-looking statements in this press release include, but are not limited to, difficulty in sustaining rapid revenue growth, which may place significant demands on the Company’s administrative, operational and financial resources, fluctuations in the Company’s revenue, the concentration of nearly all of the Company’s revenues from the delivery of investment solutions and services to clients in the financial advisory industry, the Company’s reliance on a limited number of clients for a material portion of its revenue, the renegotiation of fee percentages or termination of the Company’s services by its clients, the Company’s ability to identify potential acquisition candidates, complete acquisitions, including the acquisition of Yodlee, and successfully integrate acquired companies, the impact of market and economic conditions on the Company’s revenues, compliance failures, regulatory actions against the Company, the failure to protect the Company’s intellectual property rights, the Company’s inability to successfully execute the conversion of its clients’ assets from their technology platform to the Company’s technology platform in a timely and accurate manner, general economic conditions, changes to the Company’s previously reported financial information as a result of political and regulatory conditions, as well as management’s response to these factors.

More information regarding these and other risks, uncertainties and factors is contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) which are available on the SEC’s website at www.sec.gov or the Company’s Investor Relations website at http://ir.envestnet.com/.  You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this communication. All information in this communication is as of the date hereof and, unless required by law, the Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to report the occurrence of unanticipated events.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet has filed with the SEC a registration statement on Form S-4, containing a proxy statement of Yodlee. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.